Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 4, 2021

CNBC

Squawk Alley Transcript

3.4.21

Deirdre Bosa: Home insurance startup Hippo going public in a SPAC merger with Reinvent Technology Partners. Julia Boorstin joins us now with Reid Hoffman, LinkedIn founder and co-lead director of Reinvent alongside Assaf Wand, Hippo’s CEO. Julia, take it away.

Julia Boorstin: Thanks Deirdre and thanks Reid and Assaf for being with us this morning to talk about this deal that gives Hippo a $5 billion enterprise value and more than $1 billion in cash. Reid, I want to start with you because you were just on our air talking about a very different kind of deal. You were talking about your deal with Joby, which is an air taxi company, kind of next generation flying drone. From that to insurtech, tell us why Hippo?

Reid Hoffman: So, at Reinvent, we basically started with a how do you find the amazing technology companies that redefine industries and create magical experiences for consumers and actually transformations of society through the transformation of industry. We weren’t thinking insurance tech, we weren’t thinking, you know, flying cars, we were just thinking what is that and how does that help technology companies redefine society. And, when we found Hippo, we said oh, this is exactly the kind of thing we’re looking for even though we hadn’t been looking for insurance tech because they’re shifting the model from an adversarial model to a partnership model, to where you basically say hey no we’re actually in a connected world. We’re connected with you as a person, we’re connected to you as a house, how do we make this thing that seems kind of like a yeah I have to get you know kind of a house insurance to something that’s part of your life. I mean the Maslow hierarchy of needs, shelter and how do we make that alliance really really work and partnering with Hippo and Assaf was something that we just were super delighted.

Julia Boorstin: And Assaf, explain to us how Hippo aims to be proactive and how is data enabling the service and your customers to be proactive about their homes?

Assaf Wand: Firstly, good morning Julia. So, Hippo is focusing on modernizing homeowner insurance and we bring focus back on the customer. This is an industry that hasn’t changed in a hundred years. What we’re trying to do is change something of an adversarial relationship into a partnership and this proactive focus enabled us to help customers better maintain their home and prevent losses from happening. So, we’re using things like aerial imagery and big data components to keep on monitoring your home so if you make a change or something happened, we can actually pre-empt it before. We’re offering IOT devices to any one of our customers to help them monitor their home and if there’s a leak or a motion or anything like that they can prevent it from happening or escalating. And then we have a service called Hippo Home Care which is available to all of our customers, enabling them to basically do tele-maintenance, remote support to better take care of their home.

Julia Boorstin: Interesting. So Reid, with all of that in mind, Assaf mentioned Internet of Things, how does this fit into your broader thesis about networks and platforms, do you see this being about the new network in the connected home? How does this fit into your overall philosophy on startups?

Reid Hoffman: Well, Julia obviously you know me well, because I always think in terms of networks. It starts with LinkedIn, but I’ll also of course such investments such as Airbnb and all the others so I always think of networks. And part of how Hippo is redefining this home insurance industry is and making it magical for consumers is by that network connectivity. It’s not just the network of direct hey, you’re connected to the homeowner, with the internet of things, all of which gives you data which allows you to make analyses that say hey, actually in fact if you do the following thing as a homeowner, you could save money on your premium, and you could save yourself from risk, and perhaps danger. And all of those things are part of a kind of a network transformation because it’s a network home and it’s networked homeowners.

Deirdre Bosa: Reid, good morning. It’s Deirdre. Now you just launched your third SPAC and part of your pitch to startups that you look to acquire is that you will stay around to help with the next leg of growth, they get the benefit of your extensive experience. I wonder though, can you do that really well at three companies that you know arguably could be under more scrutiny because they’re public, not private, so perhaps that’s where it differs from VC? And I wonder, are you planning more SPACs?

Reid Hoffman: Well, both Mark Pincus and I, actually Michael Thompson as well, have a lot of experience with public companies, obviously, of course Mark Pincus and Zynga, myself and LinkedIn but also now Microsoft, so we have a lot of experience with what is the journey of public companies and that’s part of the reason why we view ourselves to be great partners. And part of it even more is that at Reinvent, we have this thesis of venture capital at scale. And if you look at how these amazing new technology companies are built, they’re built through cycles of invention and reinvention, you know, new business model, new projects, new technology platforms. And we have done this. I have done it personally. I’ve done it as an entrepreneur. I’ve done it as an investor and a board member, you know Airbnb, etc. And so, I have confidence in my abilities, but that confidence doesn’t come because I know it all. The confidence is because I know that we are constantly learning and reinventing.

Deirdre Bosa: So will you stop then at three SPACs or are there going to be more companies? And is this different than being on the board of a public company, right? Because they’ve gone through the IPO process. This is a much shorter process. A very different stage of growth, isn’t it?

Reid Hoffman: So I think it’s basically the same as being on boards of public companies and kind of how you set them. But what we are trying to do at Reinvent is to make sure that those boards are essentially people who have that entrepreneurial journey experience. Who have that scale journey experience. And aren’t just kinda like, you know, “grey hairs in the industry” or kind of equivalent. But actually in fact the technological build and rebuild as part of what we are doing. And look, we did a ton of due diligence. And areas around technology companies, we do that at Venture all the time. The firm Greylock Capital and others as ways of making this happen. So we are confident in Hippo’s executive team, strength as a company, their ability to be ready for the public market.

Julia Boorstin: Assaf, I want to get your perspective here you know Reid is behind you, you have now over a billion in cash and he has full confidence in what you are going to do next. So my question is, what comes next now that you have these new resources.

Assaf Wand: It’s a good question. I think the short answer is just doubling down on everything that we’ve been doing for a while now. We have an abundance of opportunities and this is the time to take advantage of these situations. Doubling down on technology, doubling down on data, scouring the market if there are interesting opportunities to add great teams to the company. Just keep on focusing on what we’re doing, which is focusing on the customer and give them the best service and the best ability to take care of their homes.

Julia Boorstin: I’m curious Assaf as you look at the trends over the past year, as we’ve all been working from home and teaching our kids school from home and the home has become a much more important place for everyone, how’s the relationship with home insurance changed in that period?

Assaf Wand: It’s a really good point, it’s something that we’ve, we’ve been seeing going up the last year, our homes became a very different asset. It’s not just a basic window to sleeping, it’s the place that we educate our kids and it’s all school, it’s a gym that we work out in, its offices for all of us and I’m sure that’s where we’re taking these calls for now. We have a focus and our vision is to protect the joy of homeownership and focus back on homeowners better, helping them to maintain their homes focus on just doing the stuff that they want to do in their home, which is the joyful part and leave it to Hippo to take care of all of the bad things that happen in their home. This entire safety net which supposed to capture if God forbid something happened, became smaller and smaller and with gaping holes, and our aim at Hippo is to extend it again, and help you focus on the important things in your life, and just enjoy your home.

Julia Boorstin: And do you anticipate making some acquisitions, with those new resources?

Assaf Wand: There’s nothing specific on the table, you know it’s not something that is out of focus, but its not something that we focus on as well, it’s always on the table if we find the right teams, and that builds, all kinds of capabilities for us, and enable us to go faster then, then we’ll entertain it, but there is nothing specific on the horizon now.

Julia Boorstin: And Reid as we shift back to you I’m curious as you look at the potential for Hippo, do you see potential to do more deals in this home space, in this insure tech space? What can we anticipate from you next?

Reid Hoffman: So as I said, we didn’t actually start with a view of doing you know kind of insurance tech, it’s actually the transformation of industries. Now I had a little bit of knowledge about how deeply everyone’s ties to their own homes are from the Airbnb journey and experience. The question is what are the ways that your home is something that’s core to your sense of safety and identity and all the rest and so it made it very easy for me to kind of say oh I see how this can grow huge. And this is one of the things that’s actually shifting from an adversarial relationship to a partner relationship will really make a difference. We won’t be per say looking for insurance companies, we will be looking at hundreds of companies and say what are the absolute best technology companies with really strong management teams like Assaf and the Hippo team that can actually in fact transform an industry that’s good for the industry and also good for the society and that’s the thing that we’re looking for at Reinvent. So we don’t know what it will be, but that’s part of the joy of the investing and partner experience as investors you know. Everything you know I’ve been doing for decades at Greylock.

Julia Boorstin: And what interesting though is if you look at the scope of your investments you actually have made a number of investments in the transportation space in addition to Joby, you’ve invested in Convoy, which is on-demand trucking, as well as Aurora, which is self-driving vehicles. So, there does seem to be sort of the expansion of a thesis once you get into this space. I’m curious as you look at this new home and sure tech space, what are the underlying technologies that you’re watching that could be so transformative, not just for this type of company but for others? Is it about the internet of things?

Reid Hoffman: Definitely, the internet of things is one of the things that is key important. I mean, the fact that everything is internet connected, there’s a lot more data, there’s a lot more sensors, everyone’s connected through phones and all of that enables it. That’s part of what enables artificial intelligence, which is one of the things that I’ve been working on for years. It’s part of, of course, autonomous vehicles with Aurora and what you look at is to say how does this network make things better for everyone, make things better for the individuals who are participating in it and also make things better for the industry and the society and obviously you know started doing that as a founder with LinkedIn and those are the kinds of technologies we look at. Even for example, of course, you know we’ve talked about cryptocurrency before on the show. Crypto is another form of a network, whether it’s decentralized finance and decentralized and how these networks become platforms that build new applications that transform human lives, those are the things that I have essentially you know based my entire career on.

Julia Boorstin: Fantastic Reid. Networks becoming platforms, AI and the internet of things and, of course, more empowered consumers, big topics for both of you. Assaf Wand and Reid Hoffman, thank you both so much for joining us today.

Assaf Wand: Thanks for having us.

Reid Hoffman: Thanks Julia!

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.